Nordicus Partners Corporation

280 South Beverly Dr.

Suite 505

Beverly Hills, CA 90212

December 26, 2024

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Alyssa Wall

Re:	Nordicus Partners Corporation
Registration Statement on Form S-1 Filed December 10, 2024 File No. 333-283709

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 30, 2024

Requested Time: 1:00 pm, Eastern Time

Ladies and Gentlemen:

Nordicus Partners Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-283709), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 1:00 p.m. Eastern time on December 30, 2024, or as soon thereafter as possible.

Please contact Ernest M. Stern of CM Law PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

NORDICUS PARTNERS CORPORATION

/s/ Henrik Rouf
Henrik Rouf
President and Chief Executive Officer